UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Genesis Energy, L.P.

(Name of issuer)

Common Units – Class A representing limited partnership interests

(Title of class of securities)

371927104

(CUSIP number)

Steve Putman Quintana Capital Group, L.P. 601 Jefferson Street, Suite 3600 Houston, Texas 77002 (713) 751-7527

(Name, address and telephone number of person authorized to receive notices and communications)

December 28, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371927104
1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Q GEI Holdings, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 7,083,865 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 7,083,865 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person 7,083,865 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 11.0% (1)(2)
14	Type of reporting person* OO

(1)	Includes Class A Units issuable upon conversion of Class B Units (as further described below), but does not include Class A Units issuable upon conversion of Waiver Units issued pursuant to the Merger Agreement (described below).
(2)	Approximate figure based upon 64,596,381 Class A Units (defined below) outstanding as of December 28, 2010 (including 19,814,373 Class A Units issued pursuant to the Merger Agreement and 21,316 Class A Units issuable upon conversion of Class B Units issued pursuant to the Merger Agreement). This figure excludes Class A Units issuable upon conversion of Class B Units attributable to other entities and 6,999,968 Class A Units issuable upon conversion of Waiver Units (described below) issued pursuant to the Merger Agreement.

CUSIP No. 371927104
1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Quintana Energy Partners II, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 2,503,680 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 2,503,680 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person 2,503,680 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 3.9% (1)(2)
14	Type of reporting person* PN

(1)	Includes Class A Units issuable upon conversion of Class B Units (as further described below), but does not include Class A Units issuable upon conversion of Waiver Units issued pursuant to the Merger Agreement (described below).
(2)	Approximate figure based upon 64,582,599 Class A Units (defined below) outstanding as of December 28, 2010 (including 19,814,373 Class A Units issued pursuant to the Merger Agreement and 7,534 Class A Units issuable upon conversion of Class B Units issued pursuant to the Merger Agreement). This figure excludes Class A Units issuable upon conversion of Class B Units attributable to other entities and 6,999,968 Class A Units issuable upon conversion of Waiver Units (described below) issued pursuant to the Merger Agreement.

CUSIP No. 371927104
1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) QEP II Genesis TE Holdco, LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 294,359 (1)
	8	Shared voting power: 0
	9	Sole dispositive power: 294,359 (1)
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person 294,359 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 0.5% (1)(2)
14	Type of reporting person* PN

(1)	Includes Class A Units issuable upon conversion of Class B Units (as further described below), but does not include Class A Units issuable upon conversion of Waiver Units issued pursuant to the Merger Agreement (described below).
(2)	Approximate figure based upon 64,575,950 Class A Units (defined below) outstanding as of December 28, 2010 (including 19,814,373 Class A Units issued pursuant to the Merger Agreement and 885 Class A Units issuable upon conversion of Class B Units issued pursuant to the Merger Agreement). This figure excludes Class A Units issuable upon conversion of Class B Units attributable to other entities and 6,999,968 Class A Units issuable upon conversion of Waiver Units (described below) issued pursuant to the Merger Agreement.

CUSIP No. 371927104
1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) QEP Management Co., L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 2,798,039 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 2,798,039 (1)
11	Aggregate amount beneficially owned by each reporting person 2,798,039 (1)(2)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 4.3% (1)(2)
14	Type of reporting person* PN

(1)	Solely in its capacity as a provider of management services (including voting and dispositive power over the units) to Quintana Energy Partners II, L.P. and QEP II Genesis TE Holdco, LP. Includes Class A Units issuable upon conversion of Class B Units (as further described below), but does not include Class A Units issuable upon conversion of Waiver Units issued pursuant to the Merger Agreement (described below).
(2)	Approximate figure based upon 64,583,484 Class A Units (defined below) outstanding as of December 28, 2010 (including 19,814,373 Class A Units issued pursuant to the Merger Agreement and 8,419 Class A Units issuable upon conversion of Class B Units issued pursuant to the Merger Agreement). This figure excludes Class A Units issuable upon conversion of Class B Units attributable to entities other than Quintana Energy Partners II, L.P. and QEP II Genesis TE Holdco, LP and 6,999,968 Class A Units issuable upon conversion of Waiver Units (described below) issued pursuant to the Merger Agreement.

CUSIP No. 371927104
1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) QEP Management Co. GP, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 2,798,039 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 2,798,039 (1)
11	Aggregate amount beneficially owned by each reporting person 2,798,039 (1)(2)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 4.3% (1)(2)
14	Type of reporting person* OO

(1)	Solely in its capacity as the general partner of QEP Management Co., L.P. Includes Class A Units issuable upon conversion of Class B Units (as further described below), but does not include Class A Units issuable upon conversion of Waiver Units issued pursuant to the Merger Agreement (described below).
(2)	Approximate figure based upon 64,583,484 Class A Units (defined below) outstanding as of December 28, 2010 (including 19,814,373 Class A Units issued pursuant to the Merger Agreement and 8,419 Class A Units issuable upon conversion of Class B Units issued pursuant to the Merger Agreement). This figure excludes Class A Units issuable upon conversion of Class B Units attributable to entities other than Quintana Energy Partners II, L.P. and QEP II Genesis TE Holdco, LP and 6,999,968 Class A Units issuable upon conversion of Waiver Units (described below) issued pursuant to the Merger Agreement.

CUSIP No. 371927104
1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Quintana Capital Group II, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 2,798,039 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 2,798,039 (1)
11	Aggregate amount beneficially owned by each reporting person 2,798,039 (1)(2)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 4.3% (1)(2)
14	Type of reporting person* PN

(1)	Solely in its capacity as the general partner of Quintana Energy Partners II, L.P. and QEP II Genesis TE Holdco, LP. Includes Class A Units issuable upon conversion of Class B Units (as further described below), but does not include Class A Units issuable upon conversion of Waiver Units issued pursuant to the Merger Agreement (described below).
(2)	Approximate figure based upon 64,583,484 Class A Units (defined below) outstanding as of December 28, 2010 (including 19,814,373 Class A Units issued pursuant to the Merger Agreement and 8,419 Class A Units issuable upon conversion of Class B Units issued pursuant to the Merger Agreement). This figure excludes Class A Units issuable upon conversion of Class B Units attributable to entities other than Quintana Energy Partners II, L.P. and QEP II Genesis TE Holdco, LP and 6,999,968 Class A Units issuable upon conversion of Waiver Units (described below) issued pursuant to the Merger Agreement.

CUSIP No. 371927104
1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Quintana Capital Group GP, Ltd.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 2,798,039 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 2,798,039 (1)
11	Aggregate amount beneficially owned by each reporting person 2,798,039 (1)(2)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 4.3% (1)(2)
14	Type of reporting person* OO

(1)	Solely in its capacity as the general partner of Quintana Capital Group II, L.P. Includes Class A Units issuable upon conversion of Class B Units (as further described below), but does not include Class A Units issuable upon conversion of Waiver Units issued pursuant to the Merger Agreement (described below).
(2)	Approximate figure based upon 64,583,484 Class A Units (defined below) outstanding as of December 28, 2010 (including 19,814,373 Class A Units issued pursuant to the Merger Agreement and 8,419 Class A Units issuable upon conversion of Class B Units issued pursuant to the Merger Agreement). This figure excludes Class A Units issuable upon conversion of Class B Units attributable to entities other than Quintana Energy Partners II, L.P. and QEP II Genesis TE Holdco, LP and 6,999,968 Class A Units issuable upon conversion of Waiver Units (described below) issued pursuant to the Merger Agreement.

Item 1.	Security and Issuer

This Schedule 13D relates to common units representing limited partner interests in Genesis Energy, L.P. (“Genesis”) defined in the Fifth Amended and Restated Agreement of Limited Partnership of Genesis, dated December 28, 2010 (the “Partnership Agreement”), as Common Units – Class A (“Class A Units” and, collectively with the Common Units – Class B (“Class B Units”), the “Common Units”). Genesis is a Delaware limited partnership with its principal offices located at 919 Milam, Suite 2100, Houston, Texas 77002.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is filed jointly, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following entities (collectively, the “Reporting Persons”):

1.	Q GEI Holdings, LLC, a Delaware limited liability company (“Q GEI”), whose principal business is to hold interests in Genesis for investment purposes;

2.	Quintana Energy Partners II, L.P., a Cayman Islands limited partnership (“QEP II”), whose principal business is to acquire, hold and dispose of investments in various entities;

3.	QEP II Genesis TE Holdco, LP, a Delaware limited partnership (“QEP Genesis” and, together with QGEI and QEP II, the “Quintana Holders”), whose principal business is to hold interests in Genesis for investment purposes;

4.	QEP Management Co., L.P., a Delaware limited partnership (“Management Co”), whose principal business is to serve as investment advisor and provide management services to certain investment fund entities, including QEP II and QEP Genesis;

5.	QEP Management Co. GP, LLC, a Delaware limited liability company (“Management Co GP” and, together with Management Co, the “Management Entities”), whose principal business is to serve as, and perform the functions of, the general partner of Management Co;

6.	Quintana Capital Group II, L.P., a Cayman Islands limited partnership (“QCG II”), whose principal business is to serve as, and perform the functions of, the general partner of certain investment fund entities, including the QEP II and QEP Genesis; and

7.	Quintana Capital Group GP, Ltd., a Cayman Islands company (“QCG GP” and, together with the Management Entities and QCG II, the “Managing Entities”), whose principal business is to serve as, and perform the functions of, the general partner of QCG II.

Attached hereto as Schedule A is a listing of the directors, executive officers, controlling members and general partners (to the extent not set forth above), as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated herein by reference. None of QEP II, QEP Genesis, Management Co and QCG II has executive officers or directors and each is controlled by their respective controlling entities as described above.

The principal business and office address of each of the Reporting Persons and Covered Persons is 601 Jefferson Street, Suite 3600, Houston, Texas 77002.

(d) During the last five years, none of the Reporting Persons and Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Except as otherwise set forth in Schedule A, each of the Covered Persons is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Each of the Reporting Parties acquired their Common Units on December 28, 2010 as consideration for the units held by Q GEI, QEP II and QEP Genesis in the General Partner (defined below) pursuant to the Merger Agreement and the transactions contemplated thereby (described in Item 4 below).

Item 4.	Purpose of Transaction

(a)	See (b) below.

(b)	On December 28, 2010, Genesis, Genesis Energy, LLC, the general partner of Genesis (the “General Partner”), and Genesis Acquisition, LLC, a wholly owned subsidiary of Genesis (“Merger Sub”), entered into the Agreement and Plan of Merger, dated as of December 28, 2010 (the “Merger Agreement”), whereby Merger Sub merged with and into the General Partner, with the General Partner as the surviving entity (the “Merger”). Pursuant to the Merger Agreement, former unitholders (“GP Unitholders”) of units in the General Partner (“GP Units”) became entitled to receive in consideration for their GP Units approximately 27,000,000 units in Genesis, consisting of: (i) approximately 19,960,000 Class A Units, (ii) 40,000 Class B Units convertible into Class A Units and (iii) approximately 7,000,000 units designated “Waiver Units” convertible into Class A Units (collectively, the “Waiver Units” and, together with the Class A Units and the Class B Units, the “Genesis Units”). In consideration for their GP Units, the Quintana Holders received the following Genesis Units: Q GEI received (i) 7,062,549 Class A Units, (ii) 21,316 Class B Units and (iii) 2,479,352 Waiver Units (equally divided into four classes); QEP II received (i) 2,496,146 Class A Units, (ii) 7,534 Class B Units and (iii) 876,288 Waiver Units (equally divided into four classes); and QEP Genesis received (i) 293,474 Class A Units, (ii) 885 Class B Units and (iii) 103,024 Waiver Units (equally divided into four classes). Each of the Quintana Holders received cash paid in-lieu of fractional units.

The Class B Units are identical to the Class A Units and, accordingly, have voting and distribution rights equivalent to those of the Class A Units, except, in addition, Class B Units have the right to elect all of the directors of the Board of Directors of the General Partner (the “Director Voting Right”), subject to the Davisons’ right to elect up to three directors pursuant to the Unitholder Rights Agreement (as described below), and are convertible into Class A Units at the option of the holder or as noted below at the rate of one Class A Unit for each Class B Unit. The holders of at least a majority of the Class A Units (excluding such units held by affiliates of the General Partner) can replace the existing general partner with a successor general partner, and as a result remove the Director Voting Right and cause the Class B Units to convert into Class A Units.

The Waiver Units are non-voting securities entitled to a minimal preferential quarterly distribution of $0.001786 per unit per quarter and are comprised of four classes (designated Class 1, Class 2, Class 3 and Class 4) of 1,750,000 authorized units each. The Waiver Units have the right to convert into Class A Units at the rate of one Class A Unit for each Waiver Unit in four equal installments (based on class) in the calendar quarter during which each of the Class A Units receives a quarterly distribution of at least $0.43, $0.46, $0.49 and $0.52, as applicable, if Genesis’ distribution coverage ratio (after giving effect to the then convertible Waiver Units) would be at least 1.1 times. In addition, the Waiver Units have the right to convert into Class A Units upon a sale of Genesis (including a sale of all or substantially all of its assets or a merger or other form of statutory reorganization), subject to approval of such transaction by the Conflicts Committee.

In connection with the Merger Agreement and the transactions contemplated thereby, Genesis, the Quintana Holders and certain other GP Unitholders, entered into a Registration Rights Agreement, dated as of December 28, 2010 (the “IDR Registration Rights Agreement”). Pursuant to the IDR Registration Rights Agreement, Genesis is required to file as soon as practical, but no later than April 6, 2011, a shelf registration statement providing for the resale of each Class A Unit issued in the Merger, including those converted from Waiver Units and Class B Units (collectively, the “Registrable Units”). Genesis is required to use its best efforts to cause such shelf registration statement to be declared effective by no later than June 8, 2011. Holders of Registrable Units also have the right to demand registrations (subject to specified limitations) and up to seven underwritten offerings (but not more than one per calendar year), as well as piggy-back registration rights when Partners issues common units in a public offering, subject to exceptions. None of such Class A Units issued in the Merger are eligible for resale under a registration statement prior to June 30, 2011. After that date, 50% of the Class A Units are eligible for resale pursuant to a registration statement. After December 30, 2011, all Registrable Units are eligible for resale pursuant to a registration statement.

Each of the GP Unitholders party to the IDR Registration Rights Agreement has rights under the such agreement until the earlier of (i) December 31, 2020 or (ii) the date on which the Registrable Units are no longer “Registrable Securities,” as such term is defined in the IDR Registration Rights Agreement.

(c)	Not applicable.

(d)	Also in connection with the Merger Agreement and the transactions contemplated thereby, the Partnership Agreement and Second Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of December 28, 2010 (the “LLC Agreement”), were adopted. The Partnership Agreement and LLC Agreement provided for, among other things, the Director Voting Right, subject to the right of certain members of the Davison family of Ruston, Louisiana, and their affiliates (the “Davisons”), to elect up to three directors pursuant to that certain Unitholder Rights Agreement, dated as of July 25, 2007 and amended by Amendment No. 1 dated December 28, 2010, by and among Genesis, the General Partner and the Davisons (the “Unitholder Rights Agreement”). In addition, so long as the Davisons have the right to elect three directors, the Board of Directors of the General Partner (the “Board”) cannot have more than 11 directors without the Davisons’ consent.

After giving effect to the Merger Agreement and the transactions contemplated thereby, the Reporting Persons control the majority of the Class B Units and therefore have retained the power to elect all of the directors of the Board, subject to the Davisons’ rights under the Unitholder Rights Agreement. The composition of the Board remains the same after giving effect to the Merger Agreement and the transactions contemplated thereby and the Reporting Parties have no formal or informal agreements, plans or proposals to modify the existing board structure, terms of office for directors, or take any other action to modify the Board.

(e)	Not applicable.

(f)	Pursuant to the Merger and the Partnership Agreement, the incentive distribution rights held by the General Partner were extinguished and the 2.0% general partner interest in Genesis held by the General Partner was converted into a non-economic general partner interest.

(g)	See (d) above.

(h)-(j)	Not applicable.

The descriptions of the Merger Agreement, the IDR Registration Rights Agreement, the Partnership Agreement and the LLC Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, the Partnership Agreement and the LLC Agreement, which are filed as Exhibits 2, 3, 4 and 5, respectively, hereto and each is incorporated herein by reference.

The units described herein were acquired for investment purposes.

The Reporting Persons will continuously evaluate Genesis’ businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional units will be acquired by any of the Reporting Persons or by other affiliated investment funds and accounts or whether any of the Reporting Persons or any such other affiliated investment funds and accounts will dispose of units. At any time, additional units may be acquired or some or all of the units beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board, other holders of units or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The information contained on the cover pages and in Items 2 and 4(b) of this Schedule 13D is incorporated herein by reference.

After giving effect to the Merger Agreement and the transactions contemplated thereby, the Quintana Holders are the beneficial owners of the following number of Class A Units: Q GEI is the beneficial owner of 7,083,865 Class A Units it holds directly (approximately 11.0% of outstanding Class A Units), including 21,316 Class A Units issuable upon conversion of an identical number of Class B Units. QEP II is the beneficial owner of 2,503,680 Class A Units it holds directly (approximately 3.9% of outstanding Class A Units), including 7,534 Class A Units issuable upon conversion of an identical number of Class B Units. QEP Genesis is the beneficial owner of 294,359 Class A Units it holds directly (approximately 0.5% of outstanding Class A Units), including 885 Class A Units issuable upon conversion of an identical number of Class B Units. Each of Q GEI, QEP II and QEP Genesis may be deemed to have sole voting and dispositive power over the Class A Units held directly by them.

By the nature of their interests in QEP II and QEP Genesis, the Managing Entities may be deemed to be the beneficial owners of 2,798,039 Class A Units (approximately 4.3% of outstanding Class A Units), including 8,419 Class A units issuable upon conversion of an identical number of Class B Units. The Managing Entities may be deemed to have shared voting and dispositive power over the Class A Units beneficially held directly by QEP II and QEP Genesis.

The Reporting Persons may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their respective beneficial ownership of the shares of Class A Units at the time of the applicable event requiring disclosure in this Schedule 13D. Pursuant to Rule 13d-5(b)(1) under the Exchange Act, if the Reporting Persons constitute such a group, the Reporting Persons would be deemed to have beneficial ownership of all equity securities of Genesis beneficially owned by any of such Reporting Persons. In such event, each Reporting Person would be deemed to beneficially own, by virtue of Rule 13d-5(b)(1), an aggregate of 9,881,904 Class A Units (approximately 15.3% of 64,604,800 outstanding Class A Units, calculated as described below), including 29,735 Class A Units issuable upon conversion of an identical number of Class B Units.

The aforementioned ownership percentages are based on 64,575,065 Class A Units outstanding as of December 28, 2010 plus the number of Class A Units issuable upon conversion of an identical number of Class B Units attributable to such entity. The ownership percentages and unit totals do not include any of the Class A Units issuable upon conversion of Waiver Units issued pursuant to the Merger Agreement.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by the Quintana Holders, solely with respect to their individual direct holdings of Class A Units) that it is the beneficial owner of any of the Class A Units referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by the Quintana Holders, solely with respect to their individual direct holdings of Class A Units) except to the extent of such Reporting Person’s pecuniary interest, if any, in the Class A Units.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any Class A Units; provided, however, that because of each Covered Persons status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the Class A Units beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of the Class A Units reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, except to the extent of such Covered Person’s pecuniary interest, if any, in the Class A Units.

(c)	Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Units in the past 60 days.

(d)	Pursuant to an arrangement between Management Co and each of Donald L. Evans, Corbin J. Robertson III, William K. Robertson and Robert C. Sturdivant, each a director of the Board, Management Co or one of its affiliates has the right to receive the proceeds derived from phantom units granted to such persons for their service as a director of the Board. As of the date of this Schedule 13D, a total of 10,844 phantom units have been issued to such directors.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Items 2 and 4 of this Schedule is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

1	Joint Filing Agreement among the Reporting Persons, dated as of January 7, 2011.

2	Agreement and Plan of Merger, dated as of December 28, 2010, by and among Genesis Energy, L.P., Genesis Acquisition LLC and Genesis Energy, LLC (incorporated by reference to Exhibit 2.1 of the Genesis Energy, L.P. Form 8-K dated January 3, 2011).

3	Registration Rights Agreement, dated as of December 28, 2010, by and among Genesis Energy, L.P. and the former unitholders of Genesis Energy, LLC (incorporated by reference to Exhibit 10.1 of the Genesis Energy, L.P. Form 8-K dated January 3, 2011).

4	Fifth Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P., dated as of December 28, 2010 (incorporated by reference to Exhibit 5.1 of the Genesis Energy, L.P. Form 8-K dated January 3, 2011).

5	Second Amended and Restated Limited Liability Company Agreement of Genesis Energy, LLC, dated as of December 28, 2010 (incorporated by reference to Exhibit 5.2 of the Genesis Energy, L.P. Form 8-K dated January 3, 2011).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 7, 2011

Q GEI HOLDINGS, LLC

By:	/s/ Steve Putman
Name: Steve Putman
Title: Secretary

QUINTANA ENERGY PARTNERS II, L.P.

By: Quintana Capital Group II, L.P., its general partner

By: Quintana Capital Group GP, Ltd., its general partner

By:	/s/ Steve Putman
Name: Steve Putman
Title: Managing Director

QEP II GENESIS TE HOLDCO, LP

By: Quintana Capital Group II, L.P., its general partner

By: Quintana Capital Group GP, Ltd., its general partner

By:	/s/ Steve Putman
Name: Steve Putman
Title: Managing Director

[Schedule 13D Filing]

QUINTANA CAPITAL GROUP II, L.P.

By: Quintana Capital Group GP, Ltd., its general partner

By:	/s/ Steve Putman
Name: Steve Putman
Title: Managing Director

QUINTANA CAPITAL GROUP GP, LTD.

By:	/s/ Steve Putman
Name: Steve Putman
Title: Managing Director

QEP MANAGEMENT CO., L.P.

By: QEP Management Co. GP, LLC, its general partner

By:	/s/ Steve Putman
Name: Steve Putman
Title: Authorized Person

QEP MANAGEMENT CO. GP, LLC

By:	/s/ Steve Putman
Name: Steve Putman
Title: Authorized Person

[Schedule 13D Filing]

Schedule A

Q GEI Holdings, LLC

Q GEI Holdings, LLC is governed by a Board of Managers. None of the managers, members or officers has independent voting or dispositive authority over the Common Units or Waiver Units.

Name	Position	Present Principal Occupation
Jimmy A. McDonald	Chief Financial Officer; Manager	Chief Financial Officer of QCG GP
Dwayne R. Morley	Manager; Vice President	Associate of QCG GP
Steve Putman	Secretary; Manager	General Counsel of QCG GP
Corbin J. Robertson III	Chief Executive Officer; President; Manager	Managing Director of QCG GP

QEP Management Co. GP, LLC

QEP Management Co. GP, LLC is governed by a Board of Managers. None of the managers, members or officers has independent voting or dispositive authority over the Common Units or Waiver Units.

Name	Position	Present Principal Occupation
Donald L. Evans	Manager	Senior Partner of QCG GP
Warren S. Hawkins	Manager	Senior Partner of QCG GP
Brock E. Morris	Manager	Managing Director of QCG GP
Corbin J. Robertson, Jr.	Manager	Managing Partner of QCG GP
Corbin J. Robertson III	Manager	Managing Director of QCG GP
William K. Robertson	Manager	Managing Director of QCG GP

Quintana Capital Group GP, Ltd.

Quintana Capital Group GP, Ltd. is governed by a Board of Directors. None of the directors, members or officers has independent voting or dispositive authority over the Common Units or Waiver Units.

Name	Position	Present Principal Occupation
Paul J. Cornell	Chief Financial Officer; Managing Director	Chief Financial Officer of QCG GP
Donald L. Evans	Director; Senior Partner	Senior Partner of QCG GP
Warren S. Hawkins	Director; Senior Partner	Senior Partner of QCG GP
Brock E. Morris	Director; Managing Director	Managing Director of QCG GP
Corbin J. Robertson, Jr.	Director; Managing Partner	Managing Partner of QCG GP
Corbin J. Robertson III	Director; Managing Director	Managing Director of QCG GP
Loren J. Soetenga	Chief Operating Officer; Managing Director	Chief Operating Officer of QCG GP
William K. Robertson	Director; Managing Director	Managing Director of QCG GP